U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For period ended: December 31, 2003

       [ ] Transition Report on Form 10-K
       [ ]Transition Report on Form 20-F
       [ ]Transition Report on Form 11-K
       [ ]Transition Report on Form 10-Q
       [ ]Transition Report on Form N-SAR
       For the Transition Period Ended:   N/A

                              PART I
                      REGISTRANT INFORMATION

       Full Name of Registrant:                Whole Living, Inc.
       SEC File No.:                           000-26973
       Address of Principal Executive Office:  433 East Bay Boulevard
       City, State and Zip Code:               Provo, Utah 84606

                             PART II
                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25 ) has been attached, if applicable.

                             PART III
                            NARRATIVE

Data and other information regarding certain material operations of the company, as well as its financial statements for the years ended December 31, 2003 and 2002, are not currently available and could not be made available without unreasonable effort and expense.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Douglas J. Burdick    (801) 655-1000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes   [X] No



Whole Living, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.


                                   /s/ Douglas J. Burdick
Date:  March 30, 2004         By:________________________________
                                   Douglas J. Burdick
                                   President, CEO and Director